CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in Eurasian Minerals Inc.’s Annual Report on Form 20-F for the year ended December 31, 2016 of our report dated March 29, 2017, relating to the consolidated financial statements, which appear in the Annual Report.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

March 31, 2017